82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

04035690

FOSTER'S
GROUP
Inspiring Global Enjoyment

SUPPL

**For your information as released to**
**The Australian Stock Exchange.**

Fosters Brewing

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

2 July, 2004

# ASX ANNOUNCEMENT

Foster's Group Limited (Foster's) today confirmed the previously announced departure of Mr Ted Kunkel in July 2004, after 36 years with the group including 12 years as President and Chief Executive Officer.

Mr Kunkel's departure package will comprise:

- superannuation, long service and annual leave entitlements accrued over the 36 years, totalling $12,255,064;
- payments and benefits in lieu of contractual benefits valued at $1,750,000, plus continued participation in the Long Term Incentive Plan (LTIP) which Mr Kunkel was granted in 2000, 2001, 2002 and 2003; and
- a "non-compete" agreement, including the provision of consulting services to the group until 31 August 2006, for $100,000 per annum.

Under his contract Mr Kunkel was entitled to a lump sum on cessation of his employment representing three times his annual cash remuneration. However by mutual agreement with the Board, Mr Kunkel is foregoing most of this cash payment in return for a considerably lower cash amount and continued participation in his performance-linked LTIP entitlements.

Mr Frank Swan, Chairman of Foster's, said Mr Kunkel had made an outstanding contribution to Foster's during his lifetime career with the group.

"In his 12 years as CEO Mr Kunkel transformed Foster's from a company facing considerable upheaval, with a seriously impaired balance sheet, into one of the world's leading premium branded beverage companies with a market capitalisation in excess of $9.5 billion," he said.

dlo 7/21

**Further information:**

| | |
|---|---|
| *Media:* | *Investors:* |
| **Graeme Willersdorf** | **Robert Porter** |
| **Tel: +613 9633 2073** | **Tel: +613 9633 2560** |

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22/12/2003** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 10,501,873 | 600,000 |
| 4 | Total consideration paid or payable for the shares | $47,123,374 | $2,815,260 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | Highest price paid: $4.74<br>Date: 29 Jun 2004<br><br>Lowest price paid: $4.33<br>Date: 06 Apr 2004 | Highest price paid: $4.71<br><br>Lowest price paid: $4.68<br><br>Highest price allowed under rule 7.33: $4.95 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 188,898,127 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................................... Date: 05-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: .......................................................

== == == == ==

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*



| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22/12/2003** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | **Before previous day** | **Previous day** |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 11,101,873 | 500,000 |
| 4 | Total consideration paid or payable for the shares | 49,938,635 | 2,333,150 |

| | | **Before previous day** | **Previous day** |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | Highest price paid: $4.74<br>Date: 29 Jun 2004<br><br>Lowest price paid: $4.33<br>Date: 06 Apr 2004 | Highest price paid: $4.69<br><br>Lowest price paid: $4.64<br><br>Highest price allowed under rule 7.33: $4.94 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 188,398,127 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................................... Date: 06-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: .........................................................

== == == == ==

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*



| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22/12/2003** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 11,601,873 | 270,000 |
| 4 | Total consideration paid or payable for the shares | $52,271,785 | $1,260,900 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | Highest price paid: $4.74<br>Date: 29 Jun 2004<br><br>Lowest price paid: $4.33<br>Date: 06 Apr 2004 | Highest price paid: $4.67<br><br>Lowest price paid: $4.67<br><br>Highest price allowed under rule 7.33: $4.94 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 188,128,127 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 07-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ........................................................

== == == == ==